Filed by Kimco Realty Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Weingarten Realty Investors
Commission File No.: 001-9876
Date: April 15, 2021

The following communications are being filed in connection with the proposed merger of Kimco Realty Corporation and Weingarten Realty Investors.

The following communication was made available by Kimco Realty Corporation to its vendors on April 15, 2021.

Dear [Vendor Name],

I am writing to share exciting news with you.  Kimco has entered into a definitive agreement to merge with Weingarten, which will create the pre-eminent open-air shopping center and mixed-use real estate owner in the country. This strategic transaction combines two highly complementary open-air retail real estate platforms resulting in an unparalleled national portfolio of 559 high-quality assets. These properties comprise over 100 million square feet of gross leasable space and are primarily concentrated in the nation’s top metropolitan markets.

By joining forces with Weingarten, we are creating an even stronger company that is poised to benefit from increased scale in key Sun Belt markets. This will enable us to offer our tenants even greater options when it comes to advancing their real estate objectives. Importantly, this merger reflects our conviction in grocery-anchored shopping centers and advances our strategy of providing our tenants and shoppers with greater last-mile fulfillment opportunities.

We expect the transaction to close during the second half of 2021, subject to shareholder approvals and other customary closing conditions. Until then, it remains business as usual with Kimco and Weingarten continuing to operate as separate and distinct companies. Once the transaction closes, Kimco’s management team will lead the combined company. We expect a smooth integration process with no interruption to our day-to-day operations.

It’s important to note that today’s news in no way affects our commercial relationship. All invoicing protocols and payment terms remain the same.

Know that we remain committed to our partnership with your firm and value our relationship. If you have any questions, please reach out to our national call center at 1-833-800-4343 or directly to your Kimco point of contact. All of us at Kimco are very excited about this transaction and the opportunities it will create for all our stakeholders over the long-term.

Sincerely,

Dave Jamieson
Chief Operating Officer

Forward Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act.  Kimco Realty Corp. (“Kimco”) intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with the safe harbor provisions.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words.  Forward-looking statements regarding Kimco and Weingarten Realty Investors (“Weingarten”), include, but are not limited to, statements related to the anticipated acquisition of Weingarten and the anticipated timing and benefits thereof; Kimco’s expected financing for the transaction; Kimco’s ability to deleverage and its projected target net leverage; and other statements that are not historical facts.  These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: Kimco’s and Weingarten’s ability to complete the acquisition on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of Weingarten and Kimco management from ongoing business operations; failure to realize the expected benefits of the acquisition; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the risk that Weingarten’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; Kimco’s ability to obtain the expected financing to consummate the acquisition; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the acquisition; effects relating to the announcement of the acquisition or any further announcements or the consummation of the acquisition on the market price of Kimco’s common stock or Weingarten’s common shares; the possibility that, if Kimco does not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Kimco’s common stock could decline; general adverse economic and local real estate conditions; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; local real estate conditions; increases in interest rates; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in the dividend policy for Kimco’s common stock or preferred stock or Kimco’s ability to pay dividends; impairment charges; unanticipated changes in the company’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; pandemics or other health crises, such as coronavirus disease 2019 (COVID-19); and other risks and uncertainties affecting Kimco and Weingarten, including those described from time to time under the caption “Risk Factors” and elsewhere in Kimco’s and Weingarten’s Securities and Exchange Commission (“SEC”) filings and reports, including Kimco’s Annual Report on Form 10-K for the year ended December 31, 2020, Weingarten’s Annual Report on Form 10-K for the year ended December 31, 2020, and future filings and reports by either company.  Moreover, other risks and uncertainties of which Kimco or Weingarten are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.  The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Kimco or Weingarten on their respective websites or otherwise.  Neither Kimco nor Weingarten undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Important Additional Information and Where to Find It

In connection with the proposed merger, Kimco will file with the SEC a registration statement on Form S-4 to register the shares of Kimco common stock to be issued in connection with the merger.  The registration statement will include a joint proxy statement/prospectus which will be sent to the common stockholders of Kimco and the shareholders of Weingarten seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KIMCO, WEINGARTEN AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Kimco at its website, www.kimcorealty.com, or from Weingarten at its website, www.weingarten.com.  Documents filed with the SEC by Kimco will be available free of charge by accessing Kimco’s website at www.kimcorealty.com under the heading Investors or, alternatively, by directing a request to Kimco at ir@kimcorealty.com or 500 North Broadway, Suite 201, Jericho, N.Y. 11753, telephone: (866) 831-4297, and documents filed with the SEC by Weingarten will be available free of charge by accessing Weingarten’s’ website at www.weingarten.com under the heading Investors or, alternatively, by directing a request to Weingarten at ir@weingarten.com or 2600 Citadel Plaza Drive, Suite 125, Houston, TX 77008, telephone: (800) 298-9974.

Participants in the Solicitation

Kimco and Weingarten and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the common stockholders of Kimco and the shareholders of Weingarten in respect of the proposed transaction under the rules of the SEC.  Information about Kimco’s directors and executive officers is available in Kimco’s proxy statement dated March 17, 2021 for its 2021 Annual Meeting of Stockholders.  Information about Weingarten’s directors and executive officers is available in Weingarten’s proxy statement dated March 15, 2021 for its 2021 Annual Meeting of Shareholders.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available.  Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Kimco or Weingarten using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

The following communication was made available by Kimco Realty Corporation to its employees on April 15, 2021.

Team,

I have some exciting news to share with you. We have entered into a definitive agreement to merge with Weingarten, which will create the pre-eminent open-air shopping center and mixed-use real estate owner in the country. Weingarten will merge with and into Kimco, with Kimco continuing as the surviving public company. This strategic transaction combines two highly complementary open-air retail real estate platforms resulting in an unparalleled national portfolio of 559 high-quality assets. These properties comprise approximately 100 million square feet of gross leasable area and are primarily concentrated in the nation’s top metropolitan markets.

By joining forces with Weingarten, we are creating an even stronger company that is poised to benefit from increased scale in key Sun Belt markets, enhanced asset quality and tenant diversity, a larger redevelopment pipeline, a deleveraged balance sheet, and greater financial flexibility. Together, we will be even better positioned to drive sustained growth in net operating income and asset value creation through continued strategic leasing and asset management. Importantly, this combination will be immediately accretive to our key financial metrics upon closing.

This merger reflects our conviction in grocery-anchored shopping centers, which have performed well throughout the pandemic and provide last-mile locations that are more valuable than ever due to their hybrid model of acting as a fulfillment epicenter. In addition to advancing our strategy of providing tenants and shoppers with greater last-mile fulfillment opportunities, this transaction will give us even greater visibility into the trends shaping necessity-based retail.

We expect the transaction to close during the second half of 2021, subject to shareholder approvals and other customary closing conditions. Until then, it remains business as usual with Kimco and Weingarten continuing to operate as separate and distinct companies. Accordingly, it is important that we remain focused on operational excellence and meeting our tenants’ needs. Once the transaction closes, the Kimco management team will continue to lead the combined company with our corporate headquarters remaining in Jericho. We expect the integration process will be smooth and streamlined, with no interruption to our day-to-day operations.

To provide more information and context on this compelling transaction, we will host a Town Hall meeting today at 1:00 pm ET. Please expect to receive a calendar invite shortly. We encourage you to join the call if you are able.

Today’s announcement will likely lead to increased media interest in Kimco. It is important that we speak in one voice, so please refrain from commenting and refer all media inquiries to Jennifer Maisch, Vice President, Marketing & Communications and Dave Bujnicki, Senior Vice President of Investor Relations & Strategy, and they will handle accordingly.

Thanks again for your hard work and dedication to Kimco. The success we have collectively achieved has made this very unique combination possible. We are excited about this transaction and the opportunities it will create for all our stakeholders over the long-term. We hope you share this enthusiasm.

Sincerely,

Conor

Forward Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act.  Kimco Realty Corp. (“Kimco”) intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with the safe harbor provisions.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words.  Forward-looking statements regarding Kimco and Weingarten Realty Investors (“Weingarten”), include, but are not limited to, statements related to the anticipated acquisition of Weingarten and the anticipated timing and benefits thereof; Kimco’s expected financing for the transaction; Kimco’s ability to deleverage and its projected target net leverage; and other statements that are not historical facts.  These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: Kimco’s and Weingarten’s ability to complete the acquisition on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of Weingarten and Kimco management from ongoing business operations; failure to realize the expected benefits of the acquisition; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the risk that Weingarten’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; Kimco’s ability to obtain the expected financing to consummate the acquisition; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the acquisition; effects relating to the announcement of the acquisition or any further announcements or the consummation of the acquisition on the market price of Kimco’s common stock or Weingarten’s common shares; the possibility that, if Kimco does not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Kimco’s common stock could decline; general adverse economic and local real estate conditions; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; local real estate conditions; increases in interest rates; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in the dividend policy for Kimco’s common stock or preferred stock or Kimco’s ability to pay dividends; impairment charges; unanticipated changes in the company’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; pandemics or other health crises, such as coronavirus disease 2019 (COVID-19); and other risks and uncertainties affecting Kimco and Weingarten, including those described from time to time under the caption “Risk Factors” and elsewhere in Kimco’s and Weingarten’s Securities and Exchange Commission (“SEC”) filings and reports, including Kimco’s Annual Report on Form 10-K for the year ended December 31, 2020, Weingarten’s Annual Report on Form 10-K for the year ended December 31, 2020, and future filings and reports by either company.  Moreover, other risks and uncertainties of which Kimco or Weingarten are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.  The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Kimco or Weingarten on their respective websites or otherwise.  Neither Kimco nor Weingarten undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Important Additional Information and Where to Find It

In connection with the proposed merger, Kimco will file with the SEC a registration statement on Form S-4 to register the shares of Kimco common stock to be issued in connection with the merger.  The registration statement will include a joint proxy statement/prospectus which will be sent to the common stockholders of Kimco and the shareholders of Weingarten seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KIMCO, WEINGARTEN AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Kimco at its website, www.kimcorealty.com, or from Weingarten at its website, www.weingarten.com.  Documents filed with the SEC by Kimco will be available free of charge by accessing Kimco’s website at www.kimcorealty.com under the heading Investors or, alternatively, by directing a request to Kimco at ir@kimcorealty.com or 500 North Broadway, Suite 201, Jericho, N.Y. 11753, telephone: (866) 831-4297, and documents filed with the SEC by Weingarten will be available free of charge by accessing Weingarten’s’ website at www.weingarten.com under the heading Investors or, alternatively, by directing a request to Weingarten at ir@weingarten.com or 2600 Citadel Plaza Drive, Suite 125, Houston, TX 77008, telephone: (800) 298-9974.

Participants in the Solicitation

Kimco and Weingarten and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the common stockholders of Kimco and the shareholders of Weingarten in respect of the proposed transaction under the rules of the SEC.  Information about Kimco’s directors and executive officers is available in Kimco’s proxy statement dated March 17, 2021 for its 2021 Annual Meeting of Stockholders.  Information about Weingarten’s directors and executive officers is available in Weingarten’s proxy statement dated March 15, 2021 for its 2021 Annual Meeting of Shareholders.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available.  Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Kimco or Weingarten using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

The following communication was made available by Kimco Realty Corporation to its tenants on April 15, 2021.

Dear [Tenant Name],

I am writing to share exciting news with you. Kimco has entered into a definitive agreement to merge with Weingarten, which will create the preeminent open-air shopping center and mixed-use real estate owner in the country. This strategic transaction combines two highly complementary open-air retail real estate platforms resulting in an unparalleled national portfolio of 559 high-quality assets. These properties comprise over 100 million square feet of gross leasable space and are primarily concentrated in the nation’s top metropolitan markets.

By joining forces with Weingarten, we are creating an even stronger company that is poised to benefit from increased scale in key Sun Belt markets. This will enable us to offer you even greater options when it comes to advancing your real estate objectives. Importantly, this merger reflects our conviction in grocery-anchored shopping centers and advances our strategy of providing our tenants and shoppers with greater last-mile fulfillment opportunities.

We expect the transaction to close during the second half of 2021, subject to shareholder approvals and other customary closing conditions. Until then, it remains business as usual with Kimco and Weingarten continuing to operate as separate and distinct companies. Once the transaction closes, Kimco’s management team will lead the combined company. We expect a smooth integration process with no interruption to our day-to-day operations.

It’s important to note that today’s news in no way affects our existing lease agreements.

Know that we remain committed to your business and value our relationship. If you have any questions, please reach out to our national call center at 1-833-800-4343 or directly to your Kimco point of contact. All of us at Kimco are very excited about this transaction and the opportunities it will create for all our stakeholders over the long-term.

Sincerely,

David Jamieson
Chief Operating Officer

Forward Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act.  Kimco Realty Corp. (“Kimco”) intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and includes this statement for purposes of complying with the safe harbor provisions.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words.  Forward-looking statements regarding Kimco and Weingarten Realty Investors (“Weingarten”), include, but are not limited to, statements related to the anticipated acquisition of Weingarten and the anticipated timing and benefits thereof; Kimco’s expected financing for the transaction; Kimco’s ability to deleverage and its projected target net leverage; and other statements that are not historical facts.  These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: Kimco’s and Weingarten’s ability to complete the acquisition on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the acquisition; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of Weingarten and Kimco management from ongoing business operations; failure to realize the expected benefits of the acquisition; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the risk that Weingarten’s business will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; Kimco’s ability to obtain the expected financing to consummate the acquisition; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the acquisition; effects relating to the announcement of the acquisition or any further announcements or the consummation of the acquisition on the market price of Kimco’s common stock or Weingarten’s common shares; the possibility that, if Kimco does not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Kimco’s common stock could decline; general adverse economic and local real estate conditions; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; local real estate conditions; increases in interest rates; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in the dividend policy for Kimco’s common stock or preferred stock or Kimco’s ability to pay dividends; impairment charges; unanticipated changes in the company’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; pandemics or other health crises, such as coronavirus disease 2019 (COVID-19); and other risks and uncertainties affecting Kimco and Weingarten, including those described from time to time under the caption “Risk Factors” and elsewhere in Kimco’s and Weingarten’s Securities and Exchange Commission (“SEC”) filings and reports, including Kimco’s Annual Report on Form 10-K for the year ended December 31, 2020, Weingarten’s Annual Report on Form 10-K for the year ended December 31, 2020, and future filings and reports by either company.  Moreover, other risks and uncertainties of which Kimco or Weingarten are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.  The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Kimco or Weingarten on their respective websites or otherwise.  Neither Kimco nor Weingarten undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

Important Additional Information and Where to Find It

In connection with the proposed merger, Kimco will file with the SEC a registration statement on Form S-4 to register the shares of Kimco common stock to be issued in connection with the merger.  The registration statement will include a joint proxy statement/prospectus which will be sent to the common stockholders of Kimco and the shareholders of Weingarten seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KIMCO, WEINGARTEN AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Kimco at its website, www.kimcorealty.com, or from Weingarten at its website, www.weingarten.com.  Documents filed with the SEC by Kimco will be available free of charge by accessing Kimco’s website at www.kimcorealty.com under the heading Investors or, alternatively, by directing a request to Kimco at ir@kimcorealty.com or 500 North Broadway, Suite 201, Jericho, N.Y. 11753, telephone: (866) 831-4297, and documents filed with the SEC by Weingarten will be available free of charge by accessing Weingarten’s’ website at www.weingarten.com under the heading Investors or, alternatively, by directing a request to Weingarten at ir@weingarten.com or 2600 Citadel Plaza Drive, Suite 125, Houston, TX 77008, telephone: (800) 298-9974.

Participants in the Solicitation

Kimco and Weingarten and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the common stockholders of Kimco and the shareholders of Weingarten in respect of the proposed transaction under the rules of the SEC.  Information about Kimco’s directors and executive officers is available in Kimco’s proxy statement dated March 17, 2021 for its 2021 Annual Meeting of Stockholders.  Information about Weingarten’s directors and executive officers is available in Weingarten’s proxy statement dated March 15, 2021 for its 2021 Annual Meeting of Shareholders.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available.  Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Kimco or Weingarten using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.